                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934


                           The Sportsman's Guide, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    761624105
              -----------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 761624105                    13G                     PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Thomas A. Smith
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        382,725
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power


     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        382,725
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        382,725
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        8.1%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
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CUSIP NO. 761624105                    13G                     PAGE 3 OF 4 PAGES
--------------------------------------------------------------------------------


Item 1.     (a)   Name of Issuer:

                           The Sportsman's Guide, Inc.
                  -------------------------------------------------------------

            (b)   Address of Issuer's Principal Executive Offices:

                           411 Farwell Avenue
                           South St. Paul, MN  55075
                  -------------------------------------------------------------

Item 2.     (a)   Name of Person Filing:

                           Thomas A. Smith
                  -------------------------------------------------------------

            (b)   Address of Principal Business Office, or if None, Residence:

                           96 N.E. 4th Avenue
                           Delray Beach, FL 33444
                  -------------------------------------------------------------

            (c)   Citizenship:

                            United States of America
                  -------------------------------------------------------------

            (d)   Title of Class of Securities:

                           Common Stock
                  -------------------------------------------------------------

            (e)   CUSIP Number:

                           848907201
                  -------------------------------------------------------------

Item 3.     Inapplicable



Item 4.     Ownership.

The reporting person became the beneficial owner of 382,725 shares of common stock as the result of the reporting person's becoming trustee of various trusts holding such shares.

         (a) Amount Beneficially Owned

                  382,725

         (b) Percent of Class

                  8.1%

         (c) Number of Shares as to which the Person has:

                 (i)   Sole power to vote or direct the vote
                        382,725 as the trustee under various trusts

                 (ii)  Shared power to vote or direct the vote
                        0

                 (iii) Sole power to dispose or to direct the disposition of
                        382,725 as the trustee under various trusts

                 (iv)  Shared power to dispose or to direct the disposition of
                        0


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CUSIP NO. 761624105                    13G                     PAGE 4 OF 4 PAGES
--------------------------------------------------------------------------------


Item 5.     Ownership of Five Percent or Less of a Class.



Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

                  Inapplicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  Inapplicable


Item 8.     Identification and Classification of Members of the Group.

                  Inapplicable


Item 9.     Notice of Dissolution of Group.

                  Inapplicable


Item 10.    Certification.


                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       January 8, 2002

Signature:  /s/ THOMAS A. SMITH
            -----------------------------------------------------------------

Name/Title  Thomas A. Smith
            -----------------------------------------------------------------






* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).